UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Thomas H. Kean
   1211 Avenue of the Americas
   NY, New York 10036
2. Issuer Name and Ticker or Trading Symbol
   CIT Group Inc. (CIT)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   7/2002
5. If Amendment, Date of Original (Month/Year)
   7/2002
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |7/2/ 2|P   | |10000             |A  |$23.00     |10000              |D     |                           |
                           |002   |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Option 11/18/99 ($51.9|$51.92  |7/2/ |A   |V|4129       |A  |7/2/2|11/18|Common Stock|4129   |       |4129        |D  |            |
2) 1,2,3,4            |        |2002 |    | |           |   |002  |/2009|            |       |       |            |   |            |
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Option 01/26/00 ($47.5|$47.52  |7/2/ |A   |V|4190       |A  |7/2/2|01/26|Common Stock|4190   |       |4190        |D  |            |
2) 1,3,4,5            |        |2002 |    | |           |   |002  |/2010|            |       |       |            |   |            |
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Option 01/24/01 ($52.6|$52.68  |7/2/ |A   |V|3097       |A  |7/2/2|01/24|Common Stock|3097   |       |3097        |D  |            |
8) 1,3,4,6            |        |2002 |    | |           |   |002  |/2011|            |       |       |            |   |            |
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Option 07/02/02 ($23) |$23.00  |7/2/ |A   |V|10000      |A  |7/2/2|7/2/2|Common Stock|10000  |       |10000       |D  |            |
7                     |        |2002 |    | |           |   |005 7|012  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Options originally granted by The CIT Group, Inc. were converted on 6/1/2001 into options of Tyco International Ltd. at the rate of .6907 Tyco option for 1 CIT option upon Tyco's acquisition of CIT.
2. Represents options originally granted on 11/18/1999 by The CIT Group, Inc., which are fully vested.
3. Tyco options were cancelled by Tyco and replaced by CIT on 7/2/02 with CIT options vesting under the same schedule as the Tyco options due to CIT's IPO.
4. Conversion formula from Tyco to CIT is disclosed in CIT Group Inc. Prospectus dated 7/1/02 in "Management - Treatment of Tyco Options and Tyco Restricted Shares Held by CIT Employees".
5. Represents options originally granted on 1/26/2000 by The CIT Group, Inc., which are fully vested.
6. Represents options originally granted on 1/24/2001 by The CIT Group, Inc., which are fully vested.
7. Options granted by CIT Group Inc. at the IPO price of $23.00, which vest in 33 1/3% increments each year for a period of 3 years.